Owens-Illinois, Inc. One Michael Owens Way Perrysburg, Ohio 43551-2999 +1 567 336 5000 tel +1 567 336 8262 fax www.o-i.com

June 14, 2011

VIA EDGAR TRANSMISSION

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Owens-Illinois, Inc.

Form 10-K for the Year Ended December 31, 2010

Form 10-Q for the Period Ended March 31, 2011

Definitive Proxy Statement on Schedule 14A Filed March 25, 2011

File No. 1-9576

Dear Mr. Decker:

We are in receipt of the Staff’s letter, dated May 31, 2011, with respect to the above-referenced Annual Report on Form 10-K, Periodic Report on Form 10-Q and Definitive Proxy Statement on Schedule 14A.  The Staff’s comments are set forth below in bold, followed by our response to each comment.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 35

1.     Given your significant foreign operations, please consider enhancing your liquidity disclosure in future filings to address the following:

•      Disclose the amount of foreign cash and cash equivalents and short-term investments you have as compared to your total amount of cash and cash equivalents and short-term investments as of December 31, 2010; and

•      Discuss the fact that if the foreign cash and cash equivalents and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Please show us in your supplemental response what your revised disclosures will look like.

Response: The Company will revise future filings to include the following:

“The amount of cash held in non-U.S. locations as of December 31, 2010 was $410 million, which represented 64% of total cash. Most of the cash was held in mature, liquid markets where the Company has operations, such as Europe and Australia, and is readily available to fund global liquidity requirements.”

The Company’s income tax treatment of undistributed earnings is disclosed under significant accounting policies in Note 1 to the Consolidated Financial Statements.  This disclosure will be revised in future filings to read as follows:

“The Company intends to indefinitely reinvest the undistributed earnings of foreign subsidiaries.  If the Company were to distribute these earnings to the U.S., it would be required to accrue and pay income taxes.  The Company’s plans currently do not demonstrate the need, nor does the Company intend, to distribute these earnings to the U.S. and, accordingly, has not provided for U.S. income taxes on these undistributed earnings.”

2.     As a related matter, on page 69, we note that continuing operations in the United States have generated losses before income taxes for the past three years. On page 72, you disclose that you have $2 billion in undistributed earnings of foreign subsidiaries for which income taxes have not been provided. Please disclose in future filings whether or not there have been repatriations during the periods presented in your financial statements. If there have been repatriations, please also disclose the nature, amounts, timing and special circumstances surrounding these repatriations and explain how you considered the repatriations in concluding that you continue to overcome the presumption that income taxes should be provided for your undistributed foreign earnings. Refer to ASC 740-30-25-17. Please show us in your supplemental response what your revised disclosures will look like.

Response: The Company will revise future filings as follows:

“At December 31, 2010, the Company’s equity in the undistributed earnings of foreign subsidiaries for which income taxes had not been provided approximated $2,048 million.  The Company intends to reinvest these earnings indefinitely in the non-U.S. operations and has not distributed any of these earnings to the U.S. in 2010, 2009 or 2008.  It is not practicable to estimate the U.S. and foreign tax which would be payable should these earnings be distributed.”

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 48

3.     Your auditor’s report refers to the financial statement schedule listed in the Index at Item 15(a). On page 114, there is only an Item 15; no Item 15(a) is listed. Please coordinate with your auditing firm to make changes as necessary in future filings so that these references are consistent.

Response: The Company will coordinate with the auditing firm to ensure that references are consistent in future filings.

Item 9A. Disclosure Controls and Procedures, page 108

4.     We note your disclosure about your phased implementation of a global Enterprise Resource Planning software system. You have provided substantially the same disclosure in your annual reports on Form 10-K for the fiscal years ended December 31, 2008, 2009 and 2010. With a view towards revised or expanded future disclosure, please tell us the status of your implementation efforts and when you currently anticipate that you will complete the implementation.

Response:  The Company’s phased implementation of a global Enterprise Resource Planning software system has been ongoing for a number of years.  The planning, design and build phases are substantially complete, with the expectation that implementation will be completed in 2013.

Item 15. Exhibits and Financial Statement Schedules, page 114

5.     We  note that you do not appear to have publicly filed the schedules and exhibits to your credit agreement listed as Exhibit 4.11. Please file your complete credit agreement, including all of its schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

Response:  The credit agreement listed as Exhibit 4.11 was terminated on May 19, 2011, and, therefore, the Company believes it is not necessary to file the schedules and exhibits to this credit agreement.  On May 23, 2011, a subsidiary of the Company, Owens-Illinois Group, Inc., filed a Form 8-K, announcing a new credit agreement.  This new credit agreement was filed as an exhibit to this Form 8-K and included all related schedules and exhibits.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011

General

6.     Please address the above comments in your interim filings as well.

Response:  The Company will revise future interim filings to reflect the changes noted above, as appropriate.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations — First Quarter of 2011 compared with First Quarter of 2010, page 32

7.     Please revise your MD&A in future filings to describe, with more detailed quantification, the business reasons for changes between periods in each individual segment’s sales and segment operating profit. Your current MD&A for example focuses largely on the segment operating profit of all segments combined (a non-GAAP measure), as opposed to the segment operating profit of each individual segment. Please show us in your supplemental response what your revised disclosures will look like.

Response: In future filings, the Company will revise its MD&A to include a more detailed quantification and the business reasons for changes between periods in each individual segment’s sales and segment operating profit. The revised disclosures will look like the following:

Results of Operations — First Quarter of 2011 compared with First Quarter of 2010

Net Sales

The Company’s net sales in the first quarter of 2011 were $1,719 million compared with $1,546 million for the first quarter of 2010, an increase of $173 million, or 11%. The increase in net sales was primarily due to higher glass container shipments and the favorable effects of changes in foreign currency exchange rates.  Glass container shipments, in tonnes, were up 7% in the first quarter of 2011 compared to the first quarter of 2010.  Sales volumes were up in all regions and end-use categories, with the acquisitions in Argentina, Brazil and China in 2010 representing more than 5% of the 7% volume growth.  The remaining increase in volume was due to improving economic conditions.  Foreign currency exchange rate changes increased net sales in the first quarter of 2011 compared to the prior year, primarily due to a stronger Euro, Australian dollar and Brazilian real in relation to the U.S. dollar.

The change in net sales of reportable segments can be summarized as follows (dollars in millions):

Net sales - 2010		$1,537
Net effect of price and mix	$1
Sales volume	95
Effects of changing foreign currency rates	59
Total effect on net sales		155
Net sales - 2011		$1,692

Europe:  Net sales in Europe in the first quarter of 2011 were $698 million compared with $668 million for the first quarter of 2010, an increase of $30 million, or 4%.  Glass container shipments were up approximately 4% in the first quarter of 2011 compared to the first quarter of 2010, led by stronger growth in the wine and spirits end-use categories.  Sales volumes were particularly strong in France and Spain.  The remaining increase in net sales was due to the favorable effects of foreign currency exchange rate changes, as the Euro strengthened in relation to the U.S. dollar.

North America:  Net sales in North America in the first quarter of 2011 were $463 million compared with $444 million for the first quarter of 2010, an increase of $19 million, or 4%.  Glass container shipments were up over 1% in the first quarter of 2011 compared to the first quarter of 2010, primarily in the wine and spirits end-use categories.

South America:  Net sales in South America in the first quarter of 2011 were $269 million compared with $175 million for the first quarter of 2010, an increase of $94 million, or 54%.  Glass container shipments were up approximately 50% in the first quarter of 2011 compared to the first quarter of 2010.  The acquisitions in Argentina and Brazil in 2010 accounted for approximately two-thirds of the volume increase.  The remaining volume increase was due to strong growth in the region, primarily in Brazil and Peru.  The favorable effects of foreign currency exchange rate changes also contributed to the increase in net sales in the first quarter of 2011, primarily due to the strengthening of the Brazilian real in relation to the U.S. dollar.

Asia Pacific:  Net sales in Asia Pacific in the first quarter of 2011 were $262 million compared with $250 million for the first quarter of 2010, an increase of $12 million, or 5%.  Glass container shipments were up approximately 7% in the first quarter of 2011 compared to the first quarter of 2010.  This volume increase was due to the acquisitions in China in 2010.  Glass container shipments in Australia and New Zealand were down more than 10%, due in part to severe flooding in Australia in the first quarter of 2011.  In addition, the strong Australian and New Zealand dollars negatively impacted exports in the region during the first quarter.

Segment Operating Profit

Operating Profit of the reportable segments includes an allocation of some corporate expenses based on both a percentage of sales and direct billings based on the costs of specific services provided.  Unallocated corporate expenses and certain other expenses not directly related to the reportable segments’ operations are included in Retained corporate costs and other.  For further information, see Segment Information included in Note 7 to the Condensed Consolidated Financial Statements.

Segment Operating Profit of reportable segments in the first quarter of 2011 was $199 million compared to $193 million for the first quarter of 2010, an increase of $6 million, or 3%.  The increase in Segment Operating Profit was primarily due to the higher sales volume in 2011 and the favorable effects of changes in foreign currency exchange rates.  Offsetting these increases were higher manufacturing and delivery costs and operating expenses.  Manufacturing and delivery costs increased principally due to $49 million of cost inflation and $9 million of costs related to flooding in Australia, partially offset by $52 million primarily from improved capacity utilization and footprint realignment efforts completed in 2010.  The cost inflation in the first quarter of 2011 was driven by higher raw material and energy prices.  The higher raw material prices were mainly due to the increased cost of soda ash in all regions.  The energy inflation was primarily due to higher natural gas prices in Europe.  The higher natural gas prices did not fully impact the first quarter due to the Company’s existing energy contracts, but will likely result in higher energy costs for the remainder of 2011.  Operating expenses were higher as the Company invested in building its sales and marketing capabilities and also incurred expenses related to the phased implementation of a global Enterprise Resource Planning (ERP) software system.

The change in Segment Operating Profit of reportable segments can be summarized as follows (dollars in millions):

Segment Operating Profit - 2010		$193
Net effect of price and mix	$1
Sales volume	18
Manufacturing and delivery	(6)
Operating expenses and other	(12)
Effects of changing foreign currency rates	5
Total net effect on Segment Operating Profit		6
Segment Operating Profit - 2011		$199

Europe:  Segment operating profit in Europe in the first quarter of 2011 was $71 million compared with $56 million in the first quarter of 2010, an increase of $15 million, or 27%.  Higher sales volume and the favorable effects of a stronger Euro in relation to the U.S. dollar contributed to the increased operating profit.  Operating profit also increased due to higher production levels, which led to lower manufacturing costs on a per-ton basis.  Partially offsetting these increases to operating profit was additional cost inflation, primarily driven by higher soda ash and energy prices.

North America:  Segment operating profit in North America in the first quarter of 2011 was $59 million compared with $63 million in the first quarter of 2010, a decrease of $4 million, or 6%.  Higher sales volume had a favorable impact on operating profit, but was more than offset by higher cost inflation and increased expenses related to building sales and marketing capabilities.  The segment also incurred expenses related to the phased implementation of a global ERP system.

South America:  Segment operating profit in South America in the first quarter of 2011 was $45 million compared with $37 million in the first quarter of 2010, an increase of $8 million, or 22%.  Higher sales volume, primarily due to the acquisitions in Argentina and Brazil, was the main reason for the increased operating profit.  This higher sales volume was partially offset by higher cost inflation and transportation costs.  To support the rapid growth in Brazil, the segment has been importing glass containers into the country, resulting in increased transportation costs.

Asia Pacific:  Segment operating profit in Asia Pacific in the first quarter of 2011 was $24 million compared with $37 million in the first quarter of 2010, a decrease of $13 million, or 35%.  Lower sales volume in Australia as a result of flooding, along with the negative impact on exports from Australia and New Zealand from the strengthening of the local currencies, was the primary reason for the lower operating profit.  Additionally, the segment incurred $9 million of costs related to the flooding in Australia.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 25, 2011

Executive Compensation

Compensation Discussion and Analysis

Annual Incentive, page 27

8.     Based on the information you disclose, it is unclear to us how you calculated the actual percentage payouts shown on page 29. To help us understand the calculation, please show us, in detail, how you calculated the percentage payout for each of the named executive officers. In doing, please also address how the compensation committee determined the discretionary portion of the 2010 SMIP payout for each named executive officer, summarizing any individual accomplishments that the committee considered.

Response: The following demonstrates how the 2010 SMIP was calculated for each named executive officer:

	Albert P. L. Stroucken	Edward C. White	James W. Baehren	L. Richard Crawford	Jose Lorente

Base salary	$1,018,750	$421,809	$391,480	$464,346	CHF	443,003
Target %	150%	80%	65%	80%	65%
Incentive opportunity (at target)	1,528,125	337,447	254,462	371,477	287,952
Payout based on Company performance (1)	79.7%	79.7%	79.7%	79.7%	59.9%
Incentive opportunity	1,217,916	268,945	202,806	296,067	172,339

Portion related to Company performance	80%	80%	80%	80%	80%
	974,333	215,156	162,245	236,854	137,871

Portion related to individual performance	25%	15%	15%	15%	20%
	304,479	40,342	30,421	44,410	34,468

Total incentive payout	$1,278,811	$255,498	$192,666	$281,264	CHF	172,339
% of base salary	125.5%	60.6%	49.2%	60.6%	38.9%

(1)   With respect to Messrs. Stroucken, White, Baehren and Crawford, the incentive payout is based on total Company performance.  The incentive payout for Mr. Lorente is based 50% on total Company performance and 50% on the performance of the O-I Europe business unit.

The Compensation Committee establishes individual performance goals that are specifically tailored for each named executive officer.  These performance goals may include a qualitative assessment of leadership performance, contribution to the officer group, overall operational and customer performance, continuous operational improvements and other appropriate operating measures.  Individual performance is evaluated after the end of the fiscal year by (1) comparing actual performance to daily job responsibilities and pre-established individual performance goals (if applicable), and (2) considering, on a qualitative basis, whether the individual’s performance reflects the Company’s corporate values and business philosophies.  The Compensation Committee analyzes the total mix of available information in determining annual incentive awards on a qualitative, and not strictly quantitative, basis.  When a specific factor (such as achievement of a specified goal) can be identified as having had a material effect on compensation decisions, the Company will disclose that factor and its effect on compensation.

Potential Payments Upon Termination or Change in Control, page 49

9.     In future filings, in the tabular disclosure for each named executive officer, please include a total row for each termination scenario.

Response:  In future filings, the Company will revise the tabular disclosures to include a total row for each termination scenario for each named executive officer.

*            *            *            *            *            *

Owens-Illinois, Inc. acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scott Herlihy at (202) 637-2277 of Latham & Watkins LLP to discuss this response.

Very truly yours,

/s/ Edward C. White
Edward C. White
Senior Vice President and Chief Financial Officer